December 21, 2005

Ms. Anne Nguyen
Mail Room
100 F. Street, N.E.
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Market Central, Inc.
Registration Statement on Form S-4
Filed November 10, 2005
File No. 333-129621

Schedule TO
Filed November 10, 2005
File NO. 5-52523

Dear Ms. Nguyen:

This letter is in response to your letter dated December 9, 2005, with respect to the referenced filings and Pre-Effective Amendment No. 1 to Form SB-2/S-4 and Amendment No. 1 to Schedule TO-I filed with the Commission contemporaneously with this letter.

The following responds on a comment-by-comment basis to the numbered comments in your letter of December 9, 2005. All pages references are to the marked copies of the Pre-Effective Amendment No. 1 to Form SB-2/S-4 and Amendment No. 1 to Schedule TO-I included with this letter.

SCHEDULE TO

Item 4. Terms of Transaction.

1.    COMMENT:

It is unclear why you do not include disclosure regarding the securities held by the “investment limited partnership” disclosed in footnote (9) of the beneficial ownership table on page 78 of your registration statement on Form S-4 pursuant to Item 1004(b) of Regulation M-A. It is also unclear why this entity is not named as a greater than 5% beneficial owner of your common stock in that table in your registration statement. See Item 405 of Regulation S-B. Please revise or advise.

RESPONSE:

This section has been revised as requested. See Item 4(b) of Amendment No. 1 to Schedule TO and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.”

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

2.    COMMENT:

It appears that “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes and Warrants” on page 63 of your registration statement on Form S-4 also provides disclosure responsive to Item 1005(e) of Regulation M-A. Please revise or advise.

RESPONSE:

This section has been revised as requested. Appropriate changes have been made to Item 5 of Amendment No. 1 to Schedule TO.

Item 11. Additional Information.

3.    COMMENT:

It appears that “Legal Matters; Regulatory Approvals” and “Miscellaneous” do provide disclosure responsive to Item 1011(a)(2) of Regulation M-A. Please revise or advise.

RESPONSE:

This section has been revised as requested. Appropriate changes have been made to Item 11 of Amendment No. 1 to Schedule TO.

Item 12. Exhibits.

4.    COMMENT:

Please revise your incorporation by reference of the registration statement on Form S-4, filed November 10, 2005, to more clearly identify the document being incorporated by reference.

RESPONSE:

This section has been revised as requested. See Item 12 of Amendment No. 1 to Schedule TO.

FORM S-4

General

5.    COMMENT:

We note your statement on page 52 that you lack sufficient capital resources to fully fund this offering. Please note that the staff’s position is that while you may refer to an offering of this type as a rescission offer, the offer will not cure prior federal securities law violations. Please also note that we continue to view any securities that were originally restricted as restricted securities, unless later registered. Because you lack sufficient resources to fully fund the rescission offer, you should continue to disclose a contingent liability in your financial statements. Please also revise the prospectus to provide disclosure consistent with our position articulated herein.

RESPONSE:

We acknowledge that our financial statements will continue to disclose a contingent liability with respect to such possible securities law violations as indicated in Notes Q and R to the Notes to the Consolidated Financial Statements. We also acknowledge that it is the Staff’s position that the offer will not cure prior federal securities law violations and that appropriate changes have been made in the registration statement in response to the Staff’s comment. See “Rescission Offer - Questions and Answers About the Rescission Offer,” pp. 22, 24, “Risk Factors - Risks Related to the Rescission Offer,” pp. 17-18, “Rescission Offer - Effect of the Rescission Offer,” pp. 33-38 and “ - Funding the Rescission Offer,” pp. 38.

With respect to the comment regarding the restricted nature of the securities, please see our response to Comment number 6 below.

6.    COMMENT:

In the table on page 6, you indicate that the common stock issued upon conversion of the Notes will be “registered and freely tradable if converted prior to the expiration of the Offering Period.” A similar statement exists on page 7 with respect to common stock to be issued upon exercise of the Warrants. Please provide us with an analysis of how these underlying shares of common stock will be registered and freely tradable. In that regard, we note that the Notes and Warrants as issued from Mary 2005 through September 2005 were not properly registered under the federal securities laws. In addition, this Form S-4 registers only the rescission of the Notes and Warrants and the common stock underlying those Notes and Warrants to rescinded, not the original offer of those Notes and Warrants or any resale of those Notes and Warrants or any underlying common stock. Do you intend to file a registration statement for the resale of the Notes and Warrants and the underlying common stock? Please advise.

RESPONSE:

Through the filing of this registration statement, it is our intent to register the issuance of the Notes, Warrants and shares of Common Stock that are the subject of the Rescission Offer and are issued to investors who do not accept the Rescission Offer. Our fee table contemplates this in footnote (2) where we list the amounts of Notes, Warrants and shares of Common Stock being registered. We intend to maintain the effectiveness of the registration statement under Rule 415 for a period of 150 days after the termination of the Rescission Offer and the consummation of the Exchange Offer in order to allow holders of the Notes and Warrants to convert their Notes and/or exercise their Warrants and receive registered shares of Common Stock if they so choose. In this regard, we have revised the registration statement to reflect that it is a combined SB-2/S-4 registration statement.

By filing a registration statement on Form SB-2/S-4 with regard to the Notes and Warrants that are the subject of the rescission offer, we believe such securities are deemed to be registered as of the date of the prospectus.  See Rule 457(j) of the Securities Act. 17 C.F.R. § 230.457.  The proposition that unregistered securities subject to a rescission offer registered with the Commission are deemed to become registered securities has been asserted without objection in many successful requests for exemptive orders.  See, e.g. SEC Exemptive Order, ING Senior Income Fund (pub. avail. Oct. 9, 2003); SEC Exemptive Order, EV Classic Senior-Floating Rate Fund (pub. avail. Mar. 19, 1997).  This proposition is also prevalent in other registered rescission offers.  See, e.g. Registration Statement on Form S-1 filed by Google, Inc. on August 4, 2004 (Registration No. 333-117934); Registration Statement on Form S-3 filed by UnionBanCal Corporation on Oct. 24, 2003 (Registration No. 333-109981); Registration Statement Filed on Form S-3 by Earthlink, Inc. on October 14, 2003 (Registration No. 333-109691).

7.    COMMENT:

In your description of the exchange offer, we note on page 56 that the B Notes and B Warrants will be transferable only to “accredited investors.” Since both types of securities are registered in this registration statement, your basis for this statement is unclear. Please revise. Please also revise to disclose the purpose of structuring the exchange offer in such a manner that only the shares underlying the A Notes and A Warrants will be freely tradable. Please also tell what you intend to do with the registration statement at the end of the Offering Period. Do you plan to deregister the unsold shares of common stock?

RESPONSE:

The restriction on the transferability of the B Notes and the B Warrants has been deleted. We have added disclosure with respect to our intention to register the issuance of the shares of Common Stock underlying the B Notes and B Warrants at the time that they become convertible/exercisable and to maintain the effectiveness of such registration for so long as any B Notes or B Warrants are outstanding. We have revised the forms of B Notes and B Warrants (Exhibits 4.8 and 4.13, respectively). See “The Exchange Offer - Questions and Answers About the Exchange Offer,” pp. 41-43, “The Exchange Offer - Securities Offered in Exchange for Notes and Warrants; Differences in Rights of New A Notes and B Notes Offered,” pp. 47-50 and Exhibits 4.8 and 4.13.

At the end of the Offering Period, we intend to deregister any shares of Common Stock that were registered but were not issued during the Offering Period.

8.    COMMENT:

We note from your calculation of registration fee table that you are registering 3,164,788 shares of common stock issuable upon exercise of the B Warrants; however, on page 56 you disclose that these shares of common stock underlying the B Warrants will be restricted securities because they will not be issuable until after this registration statement is no longer effective. Please provide us with a detailed legal analysis of the exemption from registration upon which you intend to rely for the issuance of the shares of common stock upon exercise of the B Warrants.

RESPONSE:

The listing in the Registration Fee Table of the shares of Common Stock to be issued upon the exercise of B Warrants was incorrect and is removed in our Pre-Effective Amendment. See our response to Comment 7 regarding our intention to register the issuance of the shares of Common Stock underlying the B Warrants at the time that they become exercisable.

9.    COMMENT:

In addition, your calculation of registration fee table indicates that you are registering 5,319,958 shares of common stock underlying the “aggregate Notes issued in the rescission offer and the exchange offer.” Based on the cover page of your prospectus, it appears that there are 4,790,957 shares of common stock underlying the Notes subject to the rescission offer alone. As such, are you registering only 529,001 shares of common stock underlying the notes to be issued in the exchange offer? In that regard, we note your statement in the prospectus that the shares of common stock issued upon conversion of the A Notes will be freely tradable if converted during the Offering Period. Please advise.

RESPONSE:

The calculation of the number of shares of Common Stock that need to be registered upon the conversion of any and all of the notes that might be outstanding after the Rescission and Exchange Offers are completed is based on the greatest number of shares that would be required to be issued upon such conversions. As structured, current holders of Notes would fall into one of four categories after the transactions contemplated by the registration statement: (i) holders who accept the Rescission Offer and receive cash for their current securities, (ii) holders who do not accept either the Rescission Offer or the Exchange Offer and therefore hold notes and warrants with the same terms as the original notes; (iii) holders who do not accept the Rescission Offer and accept the Exchange Offer and receive A Notes, and A Warrants and B Warrants, and (iv) holders who do not accept the Recession Offer and accept the Exchange Offer and receive B Notes, and A Warrants and B Warrants. The greatest number of shares of Common Stock that would be issuable if all of such note holders converted their Notes during the Offering Period would be if all note holders accepted the Exchange Offer and received A Notes, which has the more favorable conversion rate. In such event, a maximum of 5,319,958 shares of Common Stock would be issued. Therefore, we included that number of shares of Common Stock in our registration fee table. In the event all such shares are not issued, we will deregister shares that are not issued during the Offering Period.

10.   COMMENT:

It has come to our attention that you intend to rely on certain Blue Sky laws and/or regulations that provide exemption from registration in certain states where you intend to conduct your exchange offer. In particular, it has come to our attention that the North Carolina Securities Division has given you notice that the exemption from registration for which you intend to rely upon for the issuance of certain warrants may not be available to you. Please tell us the substance of your discussions with the North Carolina Securities Division and the status of their review. Please also tell us if any other state securities agencies have contacted you about these offerings and, specifically, objected to your reliance on claimed exemptions from registration in their state. Your disclosure on page 63 (“Legal Matters; Regulatory Approvals”) and page 65 (“Miscellaneous”) also should be revised in response to this comment.

RESPONSE:

We have been contacted by the North Carolina Securities Division which had initially voiced their concern that the exemption that we were intending to rely upon (“any transaction with existing security holders”) may not be available. We have had subsequent conversations with the Division and they have orally informed us that they no longer have such concern. We expect to have written clearance from the Division shortly, and we will supplementally provide you a copy of such clearance.

No other state securities agencies have objected to our reliance upon claimed exemptions in their states. We received an oral inquiry from the State of Maryland as to the nature of the Company’s investors in Maryland (there is one investor). After a telephone discussion, the matter was resolved and we have been cleared in Maryland. We received a letter from the Alabama Securities Division requesting additional information which we have provided both orally and in written form and we have been cleared in that state as well. We have received minor comments from the State of California which we are responding to and expect clearance during the month of December 2005. In all other states in which filings have been made, we have received clearance.

11.   COMMENT:

Throughout your prospectus, you discuss many different dates in connection with the Rescission Offer and the Exchange Offer and use defined terms to refer to these dates. See, for example, “Rescission Expiration Date,”“expiration” of the Exchange Offer, “consummation” of the Exchange Offer, “consummation” of the Rescission Offer, “Offering Period,” the period during which the B Notes are convertible, the period during which the B Warrants are exercisable, and “Expiration Date.” These terms may cause confusion, especially because it appears that the Offering Period does not expire on the same date as the expiration of the Rescission Offer and the Exchange Offer. In addition, we note that you state that the Exchange Offer and the Rescission Offer expire on the same date, but that on page 29, you state the Exchange Offer expires “_____, 2006” and the Rescission Offer expires “______, 2005.” Furthermore it appears that the Exchange Offer ends at 12:00 midnight while the Rescission Offer ends at 5:00 p.m. the same day. Finally, we note your statement on page 44 that the Rescission Offer will be kept open for 30 days. Please fill in all blanks in your prospectus. Clarify whether “consummation” and “expiration” of the Rescission and Exchange Offers are the same date and time. You may wish to include a timeline to illustrate the relationship among the different dates and time periods.

RESPONSE:

We have made appropriate changes in the SB-2/S-4 to remove the confusion regarding the various expiration and other dates.

Cover Page

12.    COMMENT:

You should revise your cover page to provide only the information required by Item 501(b) of Regulation S-B, and limit the cover page of the prospectus to one page. The more detailed information regarding the rescission and exchange offers should be removed.

RESPONSE:

The cover page has been revised as requested.

Disclosure Regarding Forward-Looking Statements, page 10.

13.   COMMENT:

Please move your discussion on this page to a part of the prospectus that is not subject to Rule 421(d).

RESPONSE:

This section has been moved as requested to page 60.

14.   COMMENT:

We note the statement that the company assumes no obligation to publicly update or revise any forward-looking statements made in the prospectus. Please either delete this statement or explain how this position is consonant with your disclosure obligations. See Rule 13-4(e)(3).

RESPONSE:

This section has been revised as requested on page 60.

Prospectus Summary, page 11.

15.   COMMENT:

The summary should be brief, should provide a brief overview of the key aspects of the offering, and should not contain all of the detailed information in the prospectus. Currently, your “summary” is 20 pages long and your question and answer section contains repetitive information and too much detail. In addition, we note that you have incorporated by reference this section into Item 1 of the Schedule TO filed November 10, 2005. Item 1001 of Regulation M-A similarly requires a brief description of the most material terms of the proposed transaction. Please revise this section to identify only those aspects of the offering that are most significant. See Item 503(a) of Regulation S-B. For example, you may wish to move much of the discussion regarding the mechanics of accepting or rejecting the Rescission and Exchange Offers to another part of the prospectus.

RESPONSE:

This Prospectus Summary section has been revised as requested beginning on page 8. The reference in Item 1 of Schedule TO has been revised. The Question and Answer sections have been taken out of the Summary, revised and placed in the “Rescission Offer” and “The Exchange Offer” sections.

16.   COMMENT:

Please include disclosure regarding the number of shares of common stock currently outstanding and the number of shares that are issuable upon conversion of the A and B Notes and Warrants.

RESPONSE:

This section has been revised as requested. See “Prospectus Summary - The Exchange Offer” on page 11.

Questions and Answers About the Rescission Offer

Why are we making the Rescission Offer?, page 17

17.   COMMENT:

We note your disclosure that you determined to conduct this rescission offer because the May and September 2005 transactions “may not” have been exempt from registration and to address certain securities law compliance issues. You should expand your disclosure herein and throughout the prospectus, as appropriate, to specify the facts surrounding the suspected violations, the specific sections of the federal securities laws that may have been violated, and the aggregate dollar amount of contingent liability due to such violations, including interest created thereby. You should also revise to disclose that this rescission offer is being offered to reduce such contingent liabilities.

RESPONSE:

This section has been revised as requested. See “Rescission Offer - Questions and Answers About the Rescission Offer,” pp 24, 28, “ - Background,” p.29, “Risk Factors - Risks Related to the Rescission Offer,” pp 17-18 and “Rescission Offer - Effect of the Rescission Offer” and “ - Funding the Rescission Offer,” pp 33-38.

18.   COMMENT:

You should further disclose that the offer may not reduce contingent liabilities because you do not have sufficient cash to fully fund the rescission offer.

RESPONSE:

This section has been revised as requested. See “Rescission Offer - Questions and Answers About the Rescission Offer,” pp 24, 28, “ - Background,” p. 29, “Risk Factors - Risks Related to the Rescission Offer,” pp 17-18, and “Rescission Offer - Effect of the Rescission Offer,” pp 33-38 and “ - Funding the Rescission Offer,” pp 38.

If I do not accept the Rescission Offer, can I sell my Notes and Warrants?, page 20
If I do not accept the Rescission Offer, can I sell any shares of Common…?, page 20

19.   COMMENT:

Similar to our comment above, please provide us with an analysis to support your statement that upon completion of the Rescission Offer, the Notes and Warrants will be freely tradable under the federal securities laws. Similarly, please provide an analysis to support your statement that the common stock issued upon conversion or exercise that occurs when the registration statement of which this prospectus is a part is effective will be registered and freely tradable. Again, based on the calculation of fee table, it appears that you have registered only the rescission of the Notes and Warrants and underlying common stock, not the original offer or any resale.

RESPONSE:

See response to Comment number 6 above.

20.   COMMENT:

Please disclose the nature of the Notes, Warrants and underlying common stock that investors will hold, both during and after the Offering Period, if the investors reject both the Rescission Offer and Exchange Offer. Disclose whether the securities will be restricted securities and whether the securities will contain any restrictive legend similar to the one found on the Form of 2005 6.4% Senior Convertible Note filed as Exhibit 4.6 to this registration statement or on the Form of Warrant filed as Exhibit 4.11.

RESPONSE:

This section has been revised as requested. See “Rescission Offer - Questions and Answers About the Rescission Offer,” pp 20, “The Exchange Offer - Questions and Answers About the Exchange Offer,” pp 41-43, “Rescission Offer - Rejection or Failure to Affirmatively Accept,” p. 32, and “The Exchange Offer - Securities Offered in Exchange for Notes and Warrants; Differences in Rights of New A Notes and B Notes Offered,” pp 47-50.

If I do not accept the Rescission Offer, can I sell any shares of Common…?, page 20

21.   COMMENT:

In conjunction with our similar comment above, we note your disclosure that the shares of common stock underlying the original 6.4% Convertible Notes and warrants will be freely tradable so long as conversion or exercise of such securities occurs while the registration statement is effective. We note that the disclosure in your Schedule TO filed on June 10, 2005 stated that following the closing of the offering of the 6.4% Convertible Notes and warrants “and upon the demand of Noteholders holding not less 20% of the total Principal Amount of the Notes, the Company will undertake to register for resale all shares of Common Stock underlying” the Notes and all Note Warrants issued to Noteholders. Tell us whether securityholders who do not participate in the rescission or exchange offers will still have this demand registration right. Furthermore, provide a detailed analysis of the exemption from registration upon which you intend to rely for the issuance of shares pursuant to the conversion or exercise of these securities that occur after the close of the Offering Period.

RESPONSE:

It is not presently contemplated that the Company will register for resale the shares underlying the Notes and Note Warrants held by investors who do not accept either the Rescission Offer or the Exchange Offer because the shares underlying the Notes and Note Warrants will be registered in this registration statement. See response to comment number 6 above. To the extent that Note Warrants remain outstanding following the expiration of the Offering Period, the Company will undertake to register the issuance of the shares of Common Stock underlying such Warrants in connection with the registration of the issuance of the shares underlying the B Notes and B Warrants discussed above in our response to Comment number 7.

What remedies and rights do I have now…?, page 21

22.   COMMENT:

We note your disclosure that the staff is of the Opinion that a person’s right of rescission created under the Securities Act may survive this offering. However, the staff believes that under federal law an. investor may still bring suit regardless of whether the rescission offer is accepted. Please revise accordingly.

RESPONSE:

This section has been revised as requested. See “Rescission Offer - Questions and Answers About the Rescission Offer,” pp 28 and “Risk Factors - Risks Related to the Rescission Offer,” pp 17-18.

23.   COMMENT:

Please revise to address whether a less than fully funded rescission offer complies with the referenced state laws.

RESPONSE:

This section has been revised as requested. See “Rescission Offer - Questions and Answers About the Rescission Offer,” pp 24, 28-29, “ - Background,”“Risk Factors - Risks Related to the Rescission Offer,” pp 17-18 and “Rescission Offer - Effect of the Rescission Offer” and “ - Funding the Rescission Offer,” pp 33-38.

24.   COMMENT:

We note your disclosure that you believe that the acceptance of the Rescission Offer will preclude investors from later seeking similar relief. Please provide the legal basis for this belief considering the staffs position that acceptance or rejection of the offer of rescission does not bar holders from asserting any claims against you for alleged violations of federal securities laws.

RESPONSE:

This section has been revised as requested. See “Rescission Offer - Questions and Answers About the Rescission Offer,” pp 28 and “Risk Factors - Risks Related to the Rescission Offer,” pp 17-18.

How will the Rescission Offer be funded?, page 23

25.   COMMENT:

Please revise to disclose the impact to the company if the offer is partially or completely accepted. Please disclose the amount of the rescission offer that you will be able to fund from your existing cash balances. Please also disclose the current cash on hand and how long you will be able to fund operations with this amount, absent additional capital resources. You should provide similar disclosure in the text of the first risk factor on page 36 and the second risk factor on page 38.

RESPONSE:

This section has been revised as requested. See “Rescission Offer - Questions and Answers About the Rescission Offer,” pp 28-29, “ - Background,” p. 30, “Risk Factors - Risks Related to the Rescission Offer,” p. 17 and “Rescission Offer - Effect of the Rescission Offer” pp. 33-38, and “ - Funding the Rescission Offer,” pp 38.

26.   COMMENT:

Given that you do not currently have sufficient resources to fund the entire Rescission Offer, please disclose your intent if investors choose to rescind more Notes and Warrants than you have the cash to fund. For example, will you distribute the available funds pro rata?

RESPONSE:

This section has been revised as requested. See “Rescission Offer - Questions and Answers About the Rescission Offer,”  - Funding the Rescission Offer,” pp 38.

27.   COMMENT:

Please disclose that because you cannot cover the total amount of the rescission offer, the rescission offer may not reduce the contingent liabilities stemming from the possible federal and state securities law violations.

RESPONSE:

This section has been revised as requested. See “Rescission Offer - Questions and Answers About the Rescission Offer,” pp 24, 28, “ - Background,”“Risk Factors - Risks Related to the Rescission Offer,” pp 17-18, and “Rescission Offer - Effect of the Rescission Offer,” pp 33-38 and “ - Funding the Rescission Offer,” pp 38.

Questions and Answers About the Exchange Offer

If I accept the Exchange Offer, but do not exercise all of my A Warrants…?, page 28

28.   COMMENT:

Revise to state the applicable exemption upon which you intend to rely for the issuance of common stock upon the exercise of B Warrants.

RESPONSE:

See our response to Comment number 7 with respect to the Company’s intention to register the issuance of the shares of Common Stock underlying the B Warrants.

29.   COMMENT:

We note your disclosure on page 31 that investors must make their own decision and consult with their own legal and Lax advisors. Since investors are entitled to rely upon the legal and tax disclosure provided in the registration statement, it is not appropriate to state that they must consult their own legal and tax advisors. Please remove any such statements here and elsewhere in the prospectus.

RESPONSE:

We note that with respect to federal income tax matters, a decision to participate in the rescission and/or exchange offer may depend on the holder’s overall tax position. Thus each holder should consult with their tax advisor as to whether or not it advisable to participate in the offers based upon their particular circumstances and should not rely solely on the tax disclosure to make their decision. Moreover, the disclosure under the heading “Certain U.S. Federal Income Tax Considerations” provides a general discussion of the federal income tax consequences and does not address potential non-U.S., state, or local tax considerations. Once again, these tax consequences are beyond the scope of the disclosure but may be relevant to a decision to participate in the exchange offer. Thus holders are urged to consult their tax advisors. We believe that this language is appropriate given the above.

Risk Factors

If you do not accept the Rescission Offer, the shares of Common Stock…, page 37

30.   COMMENT:

Please separate the discussion regarding the limited market for your common stock so that it appears as a different risk factor and move it to the subsection regarding risks to your business. It appears that this risk may be applicable not only to the Rescission Offer, but to the Exchange Offer as well.

RESPONSE:

The “Risk Factors” section has been revised as requested on page 20.

Rescission Offer

31.   COMMENT:

For both the rescission and the exchange offer:

•
Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-l(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

•
Please revise to indicate that in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

•
Please describe any material conditions to the offer or affirmatively state that there are no such conditions. In that regard, we note your disclosure on page 62 referring to the “conditions of the offer.”

RESPONSE:

We confirm that the both the Rescission Offer and the Exchange Offer will be open for at least 20 full business days to ensure compliance with Rule 1e-1(a). Further, we confirm that the expiration date for the Rescission Offer and the Exchange Offer will be included in the final prospectus disseminated to security holders and filed pursuant to the provisions of Rule 424.

With respect to the other two comments contained in comment number 31, revisions have been made as requested. See “Rescission Offer - Withdrawal Rights; Extension of the Rescission Offer; Conditions to the Rescission Offer,” pp 32 and “The Exchange Offer - Extension of the Exchange Offer; Termination; Amendment,” pp 57.

32.   COMMENT:

Please describe any withdrawal rights associated with the rescission offer. In addition, the Staff believes that the ability and intent to extend the offer period is material information. This information is particularly important when there are no tights. Please expand your disclosure to discuss your ability to extend the offer.

RESPONSE:

We have expanded the disclosure to provide for withdrawal rights and for the ability of the Company to extend the period of the Rescission Offer. See “Rescission Offer - Withdrawal Rights; Extension of the Rescission Offer; Conditions to the Rescission Offer,” pp 32-33.

Background, page 43

33.   COMMENT:

Please revise to disclose the circumstances that gave rise to the uncertainty of the availability of the exemption upon which you relied for the unregistered offering of the original notes and warrants and your board of directors’ subsequent decision to conduct this rescission offer. Disclose when and how the question of the availability of the claimed exemption from registration arose. This disclosure should also describe in detail how a rescission offer specifically addresses all “securities law compliance issues.”

RESPONSE:

This section has been revised as requested. See “Rescission Offer - Questions and Answers About the Rescission Offer,” pp 24 and “ - Background,” pp 29.

Funding the Rescission Offer, page 52

34.   COMMENT:

Revise to quantify the amount of your current cash balances that are available to fund the rescission offer. Disclose in specific detail the affect on the company of a partially funded and a fully funded rescission offer.

RESPONSE:

This section has been revised as requested. See “Rescission Offer - Questions and Answers About the Rescission Offer,” pp 28-29, “ - Background,” pp 30, “Risk Factors - Risks Related to the Rescission Offer,” pp 17, and “Rescission Offer - Effect of the Rescission Offer,” pp 33 and “ - Funding the Rescission Offer,” pp 38.

The Exchange Offer

35.   COMMENT:

Please disclose whether the security for the repayment of the A Notes and the B Notes is the same as the security for the Notes issued from May through September 2005. Please discuss the ranking of the A Notes and the B Notes as compared to the ranking of the Notes issued from May to September 2005.

RESPONSE:

This section has been revised as requested. See “The Exchange Offer - Securities Offered in Exchange for Notes and Warrants; Differences in Rights of New A Notes and B Notes Offered,” pp 48.

Purposes of the Exchange Offer; Certain Effects of the Exchange Offer, page 53

36.   COMMENT:

It appears from your disclosure that the purpose of the exchange offering is to accelerate the conversion of the notes to common stock in order to reduce the amounts payable as interest and dividends and to encourage early exercise of warrants to provide you with additional capital. We note your disclosure that your board approved terms of the exchange offer which allows investors who do not accept the rescission offer and to convert and exercise A Notes and A Warrants upon more favorable terms if converted and/or exercised on or prior to the expiration of the offering period, to receive a greater number of shares of freely tradable common stock than they would receive if they do not accept the exchange offer. Expand your disclosure to state the business purpose of also offering B Notes and B Warrants as part of this exchange offering.

RESPONSE:

This section has been revised as requested. See “The Exchange Offer - Purposes of the Exchange Offer; Certain Effects of the Exchange Offer, ” pp 51.

Procedures for Tendering Notes and Warrants, page 60

Determination of Validity, page 61

37.   COMMENT:

We note your statements here and elsewhere in the document that any determinations made by the company will be “final and binding upon all parties.” Please revise these statements to more precisely define their scope. It appears that your interpretation of the terms of the tender offer may not necessarily be final and binding on all parties. For example, the judgments of courts of competent jurisdiction are generally considered final and binding in such matters.

RESPONSE:

This section and others with similar language have been revised as requested. See "The Exchange Offer - Questions and Answers," pp. 44, "- General Information Regarding the Exchange Offer," pp. 46, “- Procedures for Tendering Notes and Warrants,” pp 54, “ - Withdrawal Rights,” pp 55, and "-Extension of the Exchange Offer; Termination; Amendment," p. 57.

Withdrawal Rights, page 62

38.   COMMENT:

Rule 13e-4(f)(2)(ii) requires that holders have a right to withdraw tendered securities after the expiration of forty business days from the commencement of the tender offer if not yet accepted for exchange. Please include disclosure to that effect.

RESPONSE:

This section has been revised as requested. See “The Exchange Offer - Withdrawal Rights” at page 55.

Certain U.S. Federal Income Tax Considerations, page 66

39.   COMMENT:

It appears that the tax consequences of the proposed rescission and exchange transactions, such as the readjustment of the principal amounts of the A Notes and B Notes relative to the Notes to “eliminate” adverse tax consequences, are material to investors and an opinion of counsel as to such consequences should be filed as an exhibit to the registration statement. See Item 601 (b)(8) of Regulation S-B.

RESPONSE:

The tax opinion is included as Exhibit 8.1 to the registration statement.

Part II

Item 26. Recent Sales of Unregistered Securities, page 113

40.   COMMENT:

Please revise to provide all the information required by Item 701 of Regulation S-B such as the persons or class of person to whom you issued the securities, the section of the Securities Act or the rule under which you claim exemption from registration and the facts relied upon to make that exemption available.

RESPONSE:

This section has been revised as requested. See Part II, Item 26.

Exhibit 5.1: Opinion of Greenberg Traurig

41.   COMMENT:

It does not appear that this opinion covers all the shares being registered in this registration statement. For example, the opinion does not cover the 339,804 shares of common stock that are the subject of the Rescission Offer, covers a different number of A and B Warrants, and covers a different number of common stock underlying the Notes and New Notes. Please advise or revise.

RESPONSE:

A revised opinion is included as Exhibit 5.1 to the registration statement.

42.   COMMENT:

Please delete the sentence “We express no opinion as to the applicability or effect of any laws, orders or judgments of any state or jurisdiction other than the substantive laws of the State of Georgia,” or provide an opinion of counsel qualified to opine under Delaware law.

RESPONSE:

A revised opinion is included as Exhibit 5.1 to the registration statement.

Signatures, page 116

43.   COMMENT:

Please provide the signature of or designate the person signing the registration statement in the capacity of your principal financial officer and your controller or principal accounting officer, or person performing similar functions. See the Instructions to Form S-4.

RESPONSE:

The signature page reflects that Clifford A. Clark is the principal financial and accounting officer of the registrant.

___________________________________________________

Thank you for your time and consideration. We look forward to your response.

Sincerely yours,

/s/  Gerald L. Baxter
Gerald L. Baxter

GLB:llm
cc: Trevor J. Chaplick